Exhibit 4




CORAL GOLD RESOURCES LTD.
(FORMERLY CORAL GOLD CORP.)

Consolidated Financial Statements
January 31, 2005 and 2004





Index

Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Consolidated Statements of Mineral Properties
Notes to Consolidated Financial Statements

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com
--------------------------------------------------------------------------------






AUDITORS' REPORT
To the Shareholders of
CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)

We have audited the consolidated balance sheets of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) as at January 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and mineral properties for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Vancouver, Canada                             "ELLIS FOSTER"
April 13, 2005                                Chartered Accountants


--------------------------------------------------------------------------------
EF   A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
        - members in principal cities throughout the world

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Balance Sheets
January 31, 2005 and 2004

--------------------------------------------------------------------------------
                                                   2005                  2004
--------------------------------------------------------------------------------

ASSETS

Current
  Cash and cash equivalents                 $   1,472,146         $    2,567,156
  Advances receivable                              78,101                 56,545
  Marketable securities                            57,359                 57,359
  Prepaid expenses                                 12,647                 10,976
  Share subscriptions receivable                   11,945                 70,645
--------------------------------------------------------------------------------

                                                1,632,198              2,762,681

Investment securities (note 3)                     72,575                 72,575

Loan receivable                                    50,000                      -

Equipment (note 4)                                  4,543                  5,678

Mineral properties (note 5)                     8,472,255              7,574,347

Reclamation deposit (note 6)                      518,057                551,719
--------------------------------------------------------------------------------
                                            $  10,749,628         $   10,967,000
================================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities  $      85,937         $       78,347
  Advances payable                                 76,352                 82,748
--------------------------------------------------------------------------------
                                                  162,289                161,095
--------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY

Subscriptions received in advance (note 7)              -                791,720

Share capital (note 8)                          30,754,678            29,646,238

Contributed surplus                                343,533                     -

Deficit                                       (20,510,872)          (19,632,053)
--------------------------------------------------------------------------------

                                                10,587,339            10,805,905
--------------------------------------------------------------------------------

                                            $   10,749,628         $  10,967,000
================================================================================

The accompanying notes form an integral part of these financial statements.

Commitment (note 9)

Approved by the Directors:         "Matthew Wayrynen"          "Louis Wolfin"
                                   ------------------         ------------------
                                    Matthew Wayrynen            Louis Wolfin

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                       2005               2004
--------------------------------------------------------------------------------
Revenue
  Interest income                                  $   33,786         $   15,184
--------------------------------------------------------------------------------

Expenses
  Amortization                                          1,136                683
  Consulting fees                                      41,480             29,262
  Directors fees                                       14,000             24,000
  Investor relations and shareholder information       74,075            143,217
  Legal and accounting                                 74,308             80,571
  Listing and filing fees                              20,428             43,626
  Management fees                                      75,000             90,000
  Office and miscellaneous                             93,910            118,873
  Salaries and benefits                                79,929             55,437
  Stock based compensation                            343,533                  -
  Transfer agent fees                                  12,470             11,437
  Travel                                               35,816             43,396
--------------------------------------------------------------------------------
                                                      866,085            640,502
--------------------------------------------------------------------------------

Operating loss                                       (832,299)         (625,318)

Other items
  Foreign exchange gain (loss)                        (46,520)         (140,623)
  Recovery of advances receivable                           -            36,320
  Writedown of investment                                   -           (19,007)
  Writedown of mineral properties                           -            (4,968)
--------------------------------------------------------------------------------

Loss for the year                                    (878,819)         (753,596)

Deficit, beginning of year                        (19,632,053)      (18,878,457)
--------------------------------------------------------------------------------

Deficit, end of year                            $ (20,510,872)    $ (19,632,053)
================================================================================

Basic and diluted:
  Loss per share                                $       (0.19)    $       (0.20)
================================================================================

Weighted average number of
  common shares outstanding                          4,629,892         3,686,398
================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Cash Flows
Years Ended January 31, 2005 and 2004
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                               2005                   2004
----------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
  Loss for the year                                        $  (878,819)         $    (753,596)
  Adjustments for items not involving cash:
  - amortization                                                 1,136                    684
  - stock based compensation                                   343,533                      -
  - writedown of investment securities                               -                 19,007
  - writedown of mineral properties                                  -                  4,968
  - writedown (recovery) of advances receivable                      -                (36,320)
----------------------------------------------------------------------------------------------

                                                              (534,150)              (765,257)
  Change in non-cash working capital:
  - increase in advances receivable                            (21,556)               (19,258)
  - increase in prepaid expenses                                (1,671)               (10,976)
  - (increase) decrease in share subscription receivable        58,700                (70,645)
  - increase (decrease) in accounts payable
      and accrued liabilities                                    7,589               (152,419)
  - decrease in advances payable                                (6,396)               (73,985)
  - increase (decrease) in subscription received
      in advance                                              (791,720)               791,720
----------------------------------------------------------------------------------------------

                                                            (1,289,204)              (300,820)
----------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities
  Mineral properties acquisition and
     exploration expenditures incurred                        (897,908)              (420,054)
  Loan receivable                                              (50,000)                     -
  Purchase of equipment                                              -                 (2,943)
  Advances receivable recovered                                      -                 36,320
  Decrease in reclamation deposit amounts                       33,662                651,433
----------------------------------------------------------------------------------------------

                                                              (914,246)               264,756
----------------------------------------------------------------------------------------------

Cash flows from financing activities
  Issuance of shares for cash, net                           1,108,440              2,267,186
----------------------------------------------------------------------------------------------

Net increase (decrease) in cash
  and cash equivalents                                      (1,095,010)             2,231,122

Cash and cash equivalents,
  beginning of year                                          2,567,156                336,034
----------------------------------------------------------------------------------------------

Cash and cash equivalents,
  end of year                                             $  1,472,146          $   2,567,156
==============================================================================================

The accompanying notes form an integral part of these financial statements.

Supplementary Information:
  Interest paid in cash                                   $          -          $           -
==============================================================================================
  Income taxes paid in cash                               $          -          $           -
==============================================================================================

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Mineral Properties
January 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                                                            Proceeds of
                                                  Acquisition          Exploration             Interest
                                                         Cost         Expenditures          Disposed of               Total
----------------------------------------------------------------------------------------------------------------------------

UNITED STATES

Robertson Property (note 5(a)(i) and 5(a)(iii))

      Balance, January 31, 2000                  $   801,956          $   6,671,741      $ (1,937,625)         $  5,536,072
      2001 transactions, net                               -                242,082                 -               242,082
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2001                      801,956             6,913,823         (1,937,625)            5,778,154
      2002 transactions, net                               -               196,909                  -               196,909
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2002                      801,956             7,110,732         (1,937,625)            5,975,063
      2003 transactions, net                               -             1,184,194                  -             1,184,194
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2003                      801,956             8,294,926         (1,937,625)            7,159,257
      2004 transactions, net                               -               380,874                  -               380,874
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2004                      801,956             8,675,800         (1,937,625)            7,540,131
      2005 transactions, net                               -               890,292                  -               890,292
----------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2005                  $   801,956           $ 9,566,092       $ (1,937,625)         $  8,430,423
============================================================================================================================

Ruf and Norma Sass Properties (note 5(a)(ii)

      Balance, January 31, 2000                  $         -           $    27,796       $   (136,443)         $   (108,647)
      2001 transactions, net                               -                10,610                  -                10,610
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2001                            -                38,406           (136,443)              (98,037)
      2002 transactions, net                               -                     -                  -                     -
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2002                            -                38,406           (136,443)              (98,037)
      2003 transactions, net                               -                   896             97,142                98,038
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2003                            -                39,302            (39,301)                    1
      2004 transactions, net                               -                34,212                  -                34,212
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2004                            -                73,514            (39,301)               34,213
      2005 transactions, net                               -                 7,616                  -                 7,616
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2005                  $         -           $    81,130       $    (39,301)          $    41,829
============================================================================================================================

Eagle Property (note 5(b))

      Balance, January 31, 2000                  $         1           $    75,317       $    (35,000)          $    40,318
      2001 transactions, net                               -               (75,317)            35,000               (40,317)
----------------------------------------------------------------------------------------------------------------------------

      Balance, January 31, 2001,
        2002, 2003, 2004 and 2005                $         1           $        -         $        -            $         1
============================================================================================================================

Balance carried forward                          $   801,957           $ 9,647,222        $(1,976,926)          $ 8,472,253
============================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Consolidated Statements of Mineral Properties
January 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                                                            Proceeds of
                                                  Acquisition          Exploration             Interest
                                                         Cost         Expenditures          Disposed of               Total
----------------------------------------------------------------------------------------------------------------------------

Balance brought forward                        $     801,957         $   9,647,222       $  (1,976,926)       $   8,472,253
============================================================================================================================

Ludlow Property (note 5(c))

      Balance, January 31, 2000                $      28,187         $      36,885       $            -        $     65,072
      2001 transactions, net                         (28,186)              (36,885)                   -             (65,071)
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2001,
        2002, 2003, 2004 and 2005              $           1         $           -       $            -        $          1
============================================================================================================================

JDN Property (note 5(d))

      Balance, January 31, 2000                $      11,651         $      74,573       $      (19,600)             66,624
      2001 transactions, net                         (11,650)              (74,573)              19,600             (66,623)
----------------------------------------------------------------------------------------------------------------------------
      Balance, January 31, 2001,
        2002, 2003, 2004 and 2005              $           1         $           -       $            -        $          1
============================================================================================================================

Total Properties                               $     801,959         $   9,647,222       $   (1,976,926)       $   8,472,255
============================================================================================================================

The accompanying notes form an integral part of these financial statements.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

1.   Nature of Business and Going Concern

     These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

     The  Company  has  incurred   recurring   operating  losses  which  require
     additional funds to meet its obligations and maintain its operations. Management's plan in this regard is to raise equity financing as required.

     The Company is in the business of exploration of mineral properties and has not generated any operating revenues to date.

2.   Significant Accounting Policies

     The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

     (a)  Basis of Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California. Significant inter-company accounts and transactions have been eliminated.

          These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and all figures are in Canadian dollars unless otherwise stated.

     (b)  Marketable Securities

          Marketable securities are valued at the lower of cost and net realizable value.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (c)  Mineral Properties

          The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

          If the properties are put into commercial production, the expenditures will be depleted based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

          In the event that reserves are determined, the carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future writedowns of capitalized property carrying values.

          Management has determined each property to be a cost centre.

     (d)  Investment Securities

          The investments in Mill Bay Ventures Inc. (formerly First International Metals Corp.) and Levon Resources Ltd. are carried at cost. They will be written down to their net realizable value if and when it has been determined that a permanent impairment to their value has occurred.

     (e)  Fair Value of Financial Instruments

          The respective  carrying value of certain  on-balance-sheet  financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, share subscriptions receivable, accounts payable and accrued liabilities, subscriptions received in advance and advances payable. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (f)  Foreign Currency Translations

          Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translations are included as income for the year.

     (g)  Use of Estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     (h)  Impairment of Long-term Assets

          The Company re-evaluates the recoverability of long-term assets, including equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company's policy is to write-down assets to their net recoverable amount in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

     (i)  Equipment

          Equipment is recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

                  Computer hardware                      20%
                  Equipment                              20%

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (j)  Earnings (Loss) per Share

          Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

          Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

     (k)  Income Taxes

          Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

          In the year 2000, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes.

          The adoption of Section 3465 did not impact amounts reported in the prior period.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (continued)

     (l)  Intangible Assets

          The  Company has adopted  the  recommendations  of the CICA  Handbook,
          Section 3062, Goodwill and Other Intangible Assets. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

          The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

     (m)  Asset Retirement Obligation

          Handbook Section 3110 of the Canadian Institute of Chartered Accountants requires the recognition of the fair value of liability for asset retirement obligations in the year in which such liability is incurred when a reasonable estimate can be made. At such time the present value of the site restoration costs are to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration costs included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

     (n)  Stock-Based Compensation

          The Company adopted the Canadian Institute of Chartered Accountants Handbook, Section 3870 ("CICA 3870"), Stock-based compensation and other stock-based payments, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

3.   Investment Securities

     ---------------------------------------------------------------------------
                                                         2005          2004
     ---------------------------------------------------------------------------

     Levon Resources Ltd.
        400,000 common shares                        $  60,089      $  60,089

     Mill Bay Ventures Inc.
     (formerly First International Metals Corp.)
        72,495 common shares                            12,486         12,486
     ---------------------------------------------------------------------------

                                                     $  72,575      $  72,575
     ===========================================================================

     Levon   Resources  Ltd.  and  Mill  Bay  Ventures  Inc.   (formerly   First
     International Metals Corp.) are related to the Company by way of common management and directors.

4.   Equipment

     ---------------------------------------------------------------------------
                                               2005                   2004
                          -------------------------------------  ---------------
                            Cost    Accumulated      Net Book          Net Book
                                    Amortization         Value            Value
     -------------------- -------- --------------- ------------ ----------------
     Computer hardware     $5,926      $1,688          $4,238            $5,286
     Equipment                436         131             305               392
     -------------------- -------- --------------- ------------ ----------------
                           $6,362      $1,819          $4,543            $5,678
     ===========================================================================

5.   Mineral Properties

     (a)  Robertson Property

          The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR's ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruff Claims (66.67% owned).

          (i)  Carve-out Claims - 39% carried interest

               By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect to have the 51% of its interest reverted to a 39% carried interest.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

5.   Mineral Properties (continued)

     (a)  Robertson Property (continued)

          (i)  Carve-out Claims - 39% carried interest (continued)

               The Carve-out Claims Option Agreement was assignable by either party. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims - see Note 5(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it's Option to Placer Dome Inc. On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims that Placer had acquired a 51% interest in excluded the Ruff/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company's share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

          (ii) Ruff/Norma Sass - 66.67% owned

               By an Option Agreement dated September 13, 1995 as amended the Company had granted Levon Resources Ltd. ("Levon"), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruff/Sass Claims. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

               A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

               By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation ("Goldfranchise") an Option to acquire a 33 1/3% interest in the Ruff/Norma Sass claims. In order to earn the interest, Goldfranchise must:

               a)   Pay to Coral US$38,391.50;

               b) Incur minimum expenditures on the Property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004.

               c) Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

5.   Mineral Properties (continued)

     (a)  Robertson Property (continued)

          (ii) Ruff/Norma Sass - 66.67% owned (continued)

               This Option Agreement with  Goldfranchise has been terminated due
               Goldfranchise   not  fulfilling  their   obligations   under  the
               Agreement.

               By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. ("AGE") of the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Ladner Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

                                             Advance
               Date                          Royalty           Minimum Work

               Execution of the Agreement    $ 25,000     -
               First anniversary             $ 30,000     13,000 ft of drilling
               Second anniversary            $ 50,000     15,000 ft of drilling
               Third anniversary             $ 75,000     17,000 ft of drilling
               Fourth anniversary            $ 75,000     -
               Fifth anniversary             $150,000     -


               A minimum of 13,000 ft of exploration drilling is guaranteed to be completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

               AGE at its option may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, the Company and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

5.   Mineral Properties (continued)

     (a)  Robertson Property (continued)

          (ii) Ruff/Norma Sass - 66.67% owned (continued)

               At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of USD$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

          (iii) Core claims - 100% owned

               By an Option Agreement dated January 31, 1999 the Company granted Placer Dome Inc. an option to acquire up to a 70% interest in the entire Robertson Property's, 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer's guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond (note 6).

     (b)  Eagle Property

          The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

     (c)  Ludlow Property

          The Company owns a mineral property consisting of approximately 128 acres in the San Bernadino County, California, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

     (d)  JDN Property

          The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada USA. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

5.   Mineral Properties (continued)

     Ownership in mineral properties involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

6.   Reclamation Deposit

     Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company's obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 5(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

     During the previous year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the "Bureau"), reducing the required deposit to $518,057 (US$406,000) (2004 - $551,719). The performance bond remained the same for the 2005 year but efforts are being made to reduce it further.

     Coral Resources Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

7.   Subscriptions Received in Advance

     During 2005, the Company received $1,039,464 towards private placements of 255,220 units. Each unit consisted of one common share and a share purchase warrant entitling the investor to purchase an additional common share in the Company at a price of $4.80 and $5.50, respectively, on or before February 16, 2006 and February 17, 2006.

     The Company has also received $76,000 towards the exercising of stock options and the issuance of 30,400 common shares.

     The private placements were closed and all shares issued prior to year end so the balance for 2005 was nil (2004 - $791,720).

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

8.   Share Capital

     Authorized: 50,000,000 common shares without par value.

     Issued:

     --------------------------------------- ---------------- ------------------
                                                  Shares             Amount
     --------------------------------------- ---------------- ------------------

     Balance, January 31, 2003                  3,470,993         $27,379,052
       2004 share issuances for cash:
          Private placements                      721,881           1,897,068
          Exercise of warrants                    149,310             357,368
          Exercise of stock options                19,500              48,750
          Share issuance costs                          -             (36,000)
     --------------------------------------- ---------------- ------------------

     Balance, January 31, 2004                  4,361,685          29,646,238
       2005 share issuances for cash:
          Private placements                      255,220           1,039,464
          Exercise of warrants                      1,600               4,960
          Exercise of stock options                30,400              76,000
          Share issuance costs                          -             (11,984)
     --------------------------------------- ---------------- ------------------

     Balance, January 31, 2005                  4,648,905         $30,754,678
     ===========================================================================

     (a)  At January 31,  2005,  the  following  director,  officer and employee
          stock  options  are  outstanding   enabling  the  holders  to  acquire
          additional common shares as follows:

     ---------------------------------------------------------------------------
         Number of Shares          Exercise Price               Expiry Date
     ---------------------------------------------------------------------------

             142,600                    $2.50                September 5, 2005
             392,900                    $1.70                December 1, 2009
     ---------------------------------------------------------------------------

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

8.   Share Capital (continued)

     (a)  (continued)

          The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

          ----------------------------------------------------------------------
                                                                    Weighted
                                                                     Average
                                                     Number         Exercise
                                                   of Shares          Price
          ----------------------------------------------------------------------

          Balance outstanding, January 31, 2003     202,750         $  2.50

          2004 - Cancelled                          (10,000)           2.50
          2004 - Exercised                          (19,500)           2.50
          ----------------------------------------------------------------------

          Balance outstanding, January 31, 2004     173,250            2.50

          2005 - Granted                            412,900            1.70
          2005 - Cancelled                          (20,250)           1.71
          2005 - Exercised                          (30,400)           2.50
          ----------------------------------------------------------------------

          Balance outstanding, January 31, 2005     535,500         $  1.91
          ======================================================================

          ----------------------------------------------------------------------
                           Options Outstanding             Options Exercisable
          ----------------------------------------------- ----------------------
                                      Weighted
                                      Average    Weighted              Weighted
                                      Remaining   Average               Average
                           Number    Contractual Exercise    Number    Exercise
          Exercise Price Outstanding Life (yrs.)   Price  Exercisable   Price
          -------------- ----------- ----------- -------- ----------- ----------

              $2.50         142,600      0.60      $2.50       142,600   $2.50
              $1.70         392,900      4.83      $1.70       392,900   $1.70
          ======================================================================

     The Company in fiscal 2004 adopted a formal stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 706,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $343,533 (2004 - $nil) with respect to stock options granted.

     The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%, dividend yield of 0.0%, volatility factor of 52.3%, and a life of 5 years.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

8.   Share Capital (continued)

     (a)  (continued)

          The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     (b) At January 31, 2005, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

          ----------------------- --------------------- ------------------------
             Number of Shares        Exercise Price             Expiry Date
          ----------------------- --------------------- ------------------------

                 412,900                 $3.10             October 12, 2005
                 204,425                 $3.60             November 17, 2005
                 102,956                 $3.90             December 19, 2005
                 104,380                 $4.80             February 16, 2006
                 150,840                 $5.50             February 17, 2006
          -----------------------
                 975,501
          =======================

9.   Commitment

     The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for 25% (2004 - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

     A total of $135,140 (2004 - $107,393) was charged to operations in relation to the cost sharing agreement.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

10.  Related Party Transactions

     Related party transactions not disclosed elsewhere in the financial statements are as follows:

     (a) Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2005:
          $122,048  less an allowance  for bad debt of $90,621;  2004:  $101,920 less an allowance for bad debt of $90,621; 2003: $90,621) with two companies with common management and common directors.

     (b) Advances payable include $31,333 (2004 - $36,833) due to Directors in regards to past directors' fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; and $1,783 (2004
          - $1,064) to a company controlled by a Director.

     (c) Consulting fees of $30,000 (2004 - $22,500) were paid to a company owned by a director.

     (d) Management fees of $75,000 (2004 - $90,000) were paid to a company owned by a director.

     (e) Directors' fees of $14,000 (2004 - $24,000) were paid to directors of the Company.

     (f) An allowance in the amount of $209,840 has been accrued in respect of advances made to a Company with common management.

     (g)  The loan  receivable  of $50,000 is due from a subsidiary of a related
          company  that   provides   drilling   services.   The  amount  due  is
          non-interest bearing, unsecured and due on demand.

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

11.  Asset Retirement Obligation

     While the Company acknowledges their land mediation obligations, the ultimate amount to be incurred and the timeline for the incurrence is at best uncertain. Management has estimated, on an undiscounted basis and before an adjustment for inflation, that the costs would approximate $277,000. Management will continue to assess their asset retirement obligations and the associated liability will be recognized in the period in which sufficient information exists to estimate the costs and date of remediation.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

12.  Income Taxes

     The  components of the future income tax assets are as follows:

     ------------------------------------------------------ ------------------- -------------------
                                                                      2005                 2004
     ------------------------------------------------------ ------------------- -------------------
     Future income assets:
       Non-capital loss carry-forwards                         $    1,345,000     $     1,026,000
       Earned depletion base                                           74,000              74,000
       Unused cumulative Canadian exploration expenses                 12,000              12,000
       Unused cumulative Canadian development expenses                732,000             732,000
     ------------------------------------------------------- ------------------- -------------------
                                                                    2,163,000           1,844,000
     Less:  valuation allowance                                    (2,163,000)         (1,844,000)
     -----------------------------------------------------------------------------------------------
     Net future income assets                                  $           -      $             -
     ===============================================================================================

     The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

     At January 31, 2005, the Company had, for Canadian tax purposes, operating losses aggregating approximately $3,290,000.

     These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

                ---------------------------- ----------------------

                        2006                     $  361,000
                        2007                        419,000
                        2008                        243,000
                        2009                        231,000
                        2010                        528,000
                        2011                        627,000
                        2015                        881,000
                ---------------------------- ----------------------

                                                 $3,290,000
                ============================ ======================

     The net operating losses available to offset revenues of the US operations are approximately US$4,700,000 and expire at various times through 2017.

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
January 31, 2005 and 2004
--------------------------------------------------------------------------------

13.  Subsequent Events

     (a) The Company announced on February 17, 2005 that it has commenced trading on the Frankfurt Stock Exchange and the Berlin-Bremen Stock Exchange under the symbol WKN A0DJ0G.

     (b) The Company announced on April 12, 2005 that it has granted incentive stock options for the purchase of up to 42,500 shares at a price of $1.70 per share exercisable on or before April 12, 2010, to employees and consultants of the Company.